CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33443

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __4/1/2025__ AND ENDING __3/31/2026__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Carnes Capital Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8889 Pelican Bay Blvd., Suite 500
(No. and Street)

Naples	**FL**	**34108**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John F. Cheever	**(239) 254-2520**	jcheever@private-cap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130 Maitland	FL	32751
(Address) (City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John F. Cheever _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carnes Capital Corporation _____ , as of 3/31 _____ , 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NANCY I. DILLARD
Notary Public - State of Florida
Commission # HH 421660
My Comm. Expires Aug 18, 2027
Bonded through National Notary Assn.

Signature: John F Cheever

Title:
Chief Financial Officer

Notary Public / NANCY I. DILLARD

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Carnes Capital Corporation
Financial Statements and Supplementary Information
March 31, 2026

These financial statements and schedules should be deemed confidential pursuant to Rule 17a-5 subparagraph (e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Carnes Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carnes Capital Corporation as of March 31, 2026, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carnes Capital Corporation as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carnes Capital Corporation management. Our responsibility is to express an opinion on Carnes Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carnes Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Carnes Capital Corporation's financial statements. The supplemental information is the responsibility of Carnes Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Carnes Capital Corporation's auditor since 2019.

Maitland, Florida

May 28, 2026

Carnes Capital Corporation
Statement of Financial Condition
March 31, 2026

Assets

Cash and cash equivalents	$	27,006
Clearing deposit		150,000
Balance maintained at clearing broker		264,246
Receivable from clearing broker - commission		86,851
Property and equipment at cost, less accumulated depreciation and amortization of $1,798,017		10,242
Operating lease asset		35,164
Other assets		20,450
Total assets	$	593,959

Liabilities and Stockholder's Equity

Liabilities

Operating lease liability	$	40,684
Accrued expenses		61,460
Total liabilities		102,144

Commitments and contingencies (Note 6)

Stockholder's Equity

Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding		105,600
Additional paid-in capital		4,581,726
Accumulated deficit		(4,195,511)
Total stockholder's equity		491,815
Total liabilities and stockholder's equity	$	593,959

The accompanying notes are an integral part of these financial statements.

Carnes Capital Corporation
Statement of Income
Year Ended March 31, 2026

Revenue		
Commissions	$	1,385,280
Brokerage fees		198,686
Interest and dividends		17,003
Total revenue		1,600,969
Expenses		
Compensation and related expenses		725,184
Occupancy		60,782
Communications and technology		164,860
Clearing and execution charges		277,484
Professional fees		405,798
Other expenses		49,781
Total expenses		1,683,889
Net loss before income taxes		(82,920)
Provision for income taxes		0
Net Loss	$	(82,920)

The accompanying notes are an integral part of these financial statements.

Carnes Capital Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2026

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at March 31, 2025	105,600	$ 105,600	$ 4,581,726	$ (4,112,591)	$ 574,735
Net Loss	-	-	-	(82,920)	(82,920)
Balance at March 31, 2026	105,600	$ 105,600	$ 4,581,726	$ (4,195,511)	$ 491,815

The accompanying notes are an integral part of these financial statements.

Carnes Capital Corporation
Statement of Cash Flows
Year Ended March 31, 2026

Cash flows from operating activities		
Net Loss	$	(82,920)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		3,199
Changes in operating assets and liabilities		
Decrease in receivable from clearing broker		52,457
Decrease in operating lease asset		30,186
Increase in other assets		(3,710)
Decrease in operating lease liability		(33,575)
Increase in accrued expenses		3,074
Net cash used in operating activities		(31,289)
Cash and cash equivalents		
Beginning of year		322,541
End of year	$	291,252
Interest Paid	$	369
Income Taxes Paid	$	0

The accompanying notes are an integral part of these financial statements.

Carnes Capital Corporation
Notes to Financial Statements
March 31, 2026

1.   **Summary of Significant Accounting Policies**

Organization
Carnes Capital Corporation (the "Company"), wholly owned by Pelican Bay Holdings, LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides securities trading and brokerage services to clients of an affiliated entity.

Cash and Cash Equivalents
The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2026 represent money market accounts at an unaffiliated bank and an unaffiliated broker-dealer. At times these balances may be in excess of allowable federally insured limits.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five to seven years for equipment and seven years for furniture and fixtures. Software is amortized on a straight-line basis using an estimated useful life of three years.   Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Clearing Arrangements
Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent clearing broker. The company maintains a clearing deposit in the amount of $150,000 under an agreement with the clearing broker and is restricted to use.

Balance Maintained at Clearing Broker
Primarily held as a money market account maintained at the clearing broker.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

1.   Summary of Significant Accounting Policies (Continued)

Brokerage Fees
The Company has negotiated an asset based commission schedule (as opposed to a per trade schedule) with two of its private fund customers for brokerage services provided on a daily basis. Accordingly, each fund pays for Company brokerage services through a fee arrangement based on a percentage applied to the customer's beginning of month assets under management. The Company believes the performance obligation for providing brokerage services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

Income Taxes
Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income taxes.

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards nor other deferred tax assets and accordingly, has recorded a full valuation allowance as of March 31, 2026.

1.   **Summary of Significant Accounting Policies (Continued)**

The Company follows the provisions of accounting for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 4 – Income Taxes for additional disclosures. The Company recognizes both interest and penalties as a component of other operating expenses, if applicable.

2.   **Property and Equipment**

The balances of property and equipment at March 31, 2026 are:

Leasehold improvements	$	1,180,371
Office equipment		107,059
Office furniture		48,597
Software		472,232
		1,808,259
Less: Accumulated depreciation and amortization		(1,798,017)
	$	10,242

Depreciation and amortization expense for the year ended March 31, 2026 was $3,199 which is included in communication and technology expense on the accompanying statement of income.

3.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2026, the Company had net capital of $455,871, which was $355,871 in excess of required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 14.69%, which does not exceed the maximum allowable percentage of 1,500%.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to section (k)(2)(ii) of Rule 15c3-3 since customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

Carnes Capital Corporation
Notes to Financial Statements
March 31, 2026

4.   **Income Taxes**

The Company's federal and state income taxes are recorded as a benefit and expense for income taxes and income taxes receivable. The expense for income taxes consists of:

Federal	$	-
State		-
	$	-
Current	$	-
Deferred		-
	$	-

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets, net		
Accrued expenses	$	10,473
Depreciation		108,926
Federal net operating loss carryforward		334,858
State net operating loss carryforward [1]		216,299
		670,556
Less: valuation allowance		(670,556)
Net deferred income tax asset	$	-

[1]   The state net operating loss carryforward related to the Company's allocated portion of state net operating losses due to combined filings with Legg Mason (former owner) and separate company filing with the State of Florida. The net operating loss carryforward by state is as follows: Florida ($4,722,709), California ($35,403), Illinois ($120,075) and Minnesota ($16,447). The state net operating loss carryforward expires during the 2037 tax filing year.

The Company has analyzed its tax positions taken on federal and state income tax returns for all open tax years and has concluded that there are no material uncertain tax positions that would require disclosure in the Company's financial statements. U.S. federal and the State of Florida are the Company's principle taxing jurisdictions and fiscal years after 2022 are open with each of these authorities.

The valuation allowance increased from the March 31, 2025 balance of ($650,151) to ($670,556) at March 31, 2026. The federal net operating loss carryforward is $1,594,561 and expires through the 2045 tax filing year.

5.   **Employee Benefits**

The Company's employees participate in a 401(k) salary deferral plan primarily sponsored by Private Capital Management, LLC. Private Capital Management, LLC is an affiliate to the Company due to common ownership. Employees may elect pre-tax contributions up to $32,500 and $31,000 per year in calendar years 2026 and 2025, respectively (adjusted annually in accordance with regulations) to the 401(k) plan pursuant to salary reduction agreements. In calendar year 2025, the Company matched 100% of employee contributions up to the maximum contribution cap which is the lessor of 4.0% of eligible employee compensation or $14,000. The maximum match contribution cap for calendar year 2026 was increased to the lessor of 4.0% of eligible employee compensation or $14,400. There were $30,658 of Company matching contribution expenses for the year ended March 31, 2026.

6.   **Commitments and Contingencies**

Under an operating lease for all affiliates, with remaining non-cancelable terms in excess of one year as of March 31, 2026, minimum aggregate annual rentals for office space and equipment are as follows:

Year Ending
May 31, 2027 $469,777

Amounts reported in the balance sheet as of March 31, 2026 were as follows:
Operating leases:

Operating lease ROU assets	$35,164
Operating lease liabilities	$40,684

The Company's portion of the rent expense, including related charges, was $56,699 for the year ended March 31, 2026 and is reflected in the statement of income in occupancy expenses. The Company's headquarters lease, of which the majority of rent expense applies, has been renewed effective April 1, 2020 for a period of seven years and is due to expire on May 31, 2027. The Company expects to pursue an extension of its current lease.

The Company clears its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Carnes Capital Corporation
Notes to Financial Statements
March 31, 2026

6. Commitments and Contingencies (Continued)

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2026, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

As of March 31, 2026, there were no commitments or contingencies other than disclosed above.

7. Related Party Transactions

As noted below, the Company has significant transactions with affiliates. The Company's results from operations may not be indicative of the results of operations of a stand-alone company.

Commission and brokerage fee revenue for the year ended March 31, 2026 includes $1,570,357 from clients of the Company that are also clients of an affiliate, which serves as investment advisor to the clients.

The Company shares various assets with this affiliate and the Company pays for those expenses. This affiliate also provides certain supporting administrative services to the Company that is reimbursable to the affiliate. These expenses totaled $862,018 for the year ended March 31, 2026 of which $724,534 is for payroll, $132,764 for communications and technology and $4,720 for insurance.

8. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company maintains all of its cash and cash equivalents in a commercial bank and broker dealer located in Naples, Florida and Jersey City, New Jersey. Balances on deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC") up to specified limits. Balances in excess of FDIC or SIPC limits are uninsured. Total cash and cash equivalents held by these institutions were $441,252 at March 31, 2026 and the balances were within the specified limits.

Carnes Capital Corporation
Notes to Financial Statements
March 31, 2026

9.   **Fair Value Measurements**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:


Fair Value Hierarchy
For the Fiscal Year ending 3/31/2026
Fair Value Measurement at Reporting Date


	Level 1	Level 2	Level 3	Total
Assets as of 3/31/2026				
Money Market Instruments	$ 262,618	$ -	$ -	$ 262,618
Total Investments in the Fair Value Hierarchy	$ 262,618	$ -	$ -	$ 262,618

There have been no transfers between levels 1, 2 and 3 during the year ended 3/31/2026

10.   **Credit Losses**

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company had the ability to determine that there are no expected credit losses based on the credit quality of the customer.

The Company had accounts receivable of $86,851 as of 3/31/2026 and $139,308 as of 3/31/2025.

11.   **Broker Dealer – Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer. Its business is comprised almost exclusively of agency transactions on behalf of its clients. The Company has identified its CEO as the chief operating decision maker ("CODM"), who used net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions, while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the Company's business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company is an affiliate under common control with a registered investment adviser (the "Adviser"). Clients of the Adviser who have independently elected to trade their accounts through the Company comprise the Company's largest client segment. The Adviser also controls certain private funds that trade through the Company. The Company derived 49% of its total revenues from trading activities on behalf of investment vehicles controlled by the Adviser.

12.   **Subsequent Events**

The Company has evaluated subsequent transactions and events after the balance sheet date through the date on which these financial statements were issued, and except as already included in the notes to the financial statements, has determined that no additional items require disclosure or adjustment.

Carnes Capital Corporation
Schedule I, Computation of Net Capital under Rule 15c3-1
March 31, 2026

Net capital

Total stockholder's equity	$	491,815

Deductions

Non-allowable assets		
Property and equipment, net		10,242
Other assets		20,450
Total deductions		30,692
Net capital before haircuts		461,123
Haircuts on securities		5,252
Net capital	$	455,871

Aggregate indebtedness

Items included in statement of financial condition		
Accrued expenses		61,460
Lease obligation in excess of asset		5,520
Total aggregate indebtedness	$	66,980

Computation of basic net requirement

Minimum net capital required (based on aggregate indebtedness)	$	4,465
Minimum net capital requirement on reporting broker or dealer	$	100,000
Net Capital requirement (greater of above)	$	100,000
Excess net capital over requirement	$	355,871
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	335,871
Percentage of aggregate indebtedness to net capital		14.69%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.
There are no material differences between this computation of net capital under Rule 15c3-1 and the corresponding computation prepared by Carnes Capital Corporation and included in its unaudited Part II FOCUS filing as of the same date.

Carnes Capital Corporation
Schedule II, Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 (Exemption)
March 31, 2026

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

Carnes Capital Corporation
Schedule III, Information Relating to the Possession or Control Requirements under Rule
15c3-3 (Exemption)

The Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as the Company claims exemption pursuant to section (k)(2)(ii), since customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Carnes Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Carnes Capital Corporation identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Carnes Capital Corporation claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) Carnes Capital Corporation stated that Carnes Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Carnes Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Carnes Capital Corporation's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carnes Capital Corporation's compliance with the exemption provisions and the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

May 28, 2026



**CARNES
CAPITAL
CORP.**

8889 Pelican Bay Blvd., Suite 500, Naples, FL 34108-7512 / Phone (239) 254-2500

Carnes Capital Corporation
Exemption Report

April 15, 2026

Carnes Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[3] : under paragraph (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, John F. Cheever, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

John F Cheever

John F. Cheever
Chief Financial Officer
Carnes Capital Corporation